Exhibit (a)(1)(i)

PIMCO CAPITAL SOLUTIONS BDC CORP.

If you do not want to sell your shares of the Company

at this time, please disregard this notice.

This is a notification of the Company’s repurchase offer.

October 10, 2025

Dear Stockholder:

This letter serves to inform you of important dates relating to a repurchase offer by PIMCO Capital Solutions BDC Corp. (the “Company”). If you are not interested in selling your shares of common stock, par value $0.001 of the Company (“Shares”) for repurchase at this time, please disregard this notice and take no action.

The tender offer period will begin on October 10, 2025 and end at 4:00 p.m., Eastern Time, on November 14, 2025. The purpose of the tender offer is to provide liquidity to stockholders of the Company. Shares may be presented to the Company for repurchase only by tendering them during one of the Company’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice. No action is required if you do not wish to sell any portion of your Shares at this time.

The letter of transmittal must ultimately be received and in good order by the Company’s Transfer Agent by 4:00 p.m., Eastern Time, November 14, 2025. Any request received after the expiration date or not in good order will not be considered.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the repurchase offer.

Sincerely,

PIMCO Capital Solutions BDC Corp.